VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

September 17, 2021	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Christopher Dunham, Division of Corporate Finance, Real Estate & Construction

Re:	Gores Metropoulos II, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed August 19, 2021

File No. 333-257726

Dear Mr. Dunham:

This letter is sent on behalf of Gores Metropoulos II, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated September 7, 2021 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-4 filed on August 19, 2021

General

1.

Comment: We reissue comment 2. Please revise to include a sensitivity analysis in tabular format to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders. Your analysis should include a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also revise your discussion of any limit on the total number of Public Shares that may be redeemed to

Mr. Christopher Dunham September 17, 2021 Page 2

clarify whether Sonder’s ability to waive the $500 million Closing Cash condition or other circumstances, including but not limited to additional financing transactions, might allow you to redeem more shares than currently contemplated by your “maximum redemption scenario.” In this regard we note your revised disclosure on page 130 indicating that more than 15 million Public Shares may be redeemed. If so, revise throughout your filing to reflect the maximum number of redemptions allowable under your Current Company Certificate, e.g. that you retain net tangible assets in excess of $5,000,000, and revise all of your references to a “maximum redemption scenario” in order to avoid potential investor confusion.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has included on pages 17, 18, 19, 118, 119, 120, 164, 165 and 166 of Amendment No. 2 the requested tabular sensitivity analysis disclosing the potential impact of redemptions on stockholder equity, as well as potential sources of dilution at a range of redemption scenarios. The redemption scenarios the Company has included in its sensitivity analysis are: (i) the no redemption scenario, which assumes that no Class A Stock is redeemed by the Company’s Public Stockholders; (ii) the illustrative redemption scenario (representing a midpoint between the no redemption scenario and the contractual maximum redemption scenario), which assumes that approximately 7,501,520 shares of Class A Stock are redeemed by the Company’s Public Stockholders; (iii) the contractual maximum redemption scenario (which, based on the amount of $450,018,248 in the Trust Account as of June 30, 2021, represents the maximum amount of redemptions that would still enable the Company to have sufficient cash to satisfy the cash closing condition in the Merger Agreement), which assumes that approximately 15,001,216 shares of Class A Stock are redeemed by the Company’s Public Stockholders; and (iv) the charter redemption limitation scenario (which, based on the amount of 450,018,248 in the Trust Account as of June 30, 2021, represents the maximum amount of redemptions that would still enable the Company to have sufficient cash to satisfy the provision in the Current Company Certificate that prohibits it from redeeming shares of its Class A Stock in an amount that would result in its failure to have net tangible assets equaling or exceeding $5,000,001), which assumes that approximately 44,500,020 shares of Class Stock are redeemed by the Company’s Public Stockholders. Further, the Company has included disclosure explaining that in each of the redemption scenarios included in the tabular sensitivity analysis, the residual equity value owned by non-redeeming stockholders will remain $10.00 per share, but that the implied total equity value of the Company following the Business Combination (including the PIPE Investment) based on the per share value in each of the redemption scenarios would be (w) $2,939 million in the no redemption scenario, (x) $2,864 million in the illustrative redemption scenario, (y) $2,789 million in the contractual maximum redemption scenario and (z) $2,494 million in the charter redemption limitation scenario.

In addition, the Company has revised the disclosure on pages 28 and 137 of Amendment No. 2 to disclose that the total number of Public Shares that may be redeemed under the Current Company Certificate is 44,500,020 Public Shares (based on a value of $10.00 per share), which the Company refers to in Amendment No. 2 as the “charter redemption limitation scenario.”

Mr. Christopher Dunham September 17, 2021 Page 3

Accordingly, throughout Amendment No. 2 the Company has revised all references to the “maximum redemption scenario,” which, based on the amount of $450,018,248 in the Trust Account as of June 30, 2021, represents the maximum amount of redemptions that would still enable the Company to have sufficient cash to satisfy the cash closing condition in the Merger Agreement, to instead refer to as the “contractual maximum redemption scenario.”

2.

Comment: Please revise your summary and the dilution risk factor beginning on page 109 to disclose the cumulative amount of dilution from all possible sources that shareholders who elect not to redeem their shares may experience in connection with the business combination. Please also provide disclosure in connection with your tabular sensitivity analysis of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed, including any needed assumptions.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 69, 70, 114, 115, 116, 117, 118, 119 and 120 to disclose in the summary of Amendment No. 2 and the dilution risk factor the cumulative amount of dilution from all possible sources that stockholders who elect not to redeem their shares may experience in connection with the Business Combination at each redemption level included in the Company’s tabular sensitivity analysis.

In addition, pursuant to the Staff’s request, the Company has revised the disclosure on pages 17, 18, 19, 118, 119, 120, 164, 165 and 166 to describe in its tabular sensitivity analysis the impact of each significant source of dilution and the associated assumptions at each of the redemption levels included in the analysis table.

3.

Comment: We note your revision on page 111. Please also revise your summary to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company on pages 17, 70, 117 and 164 included disclosure providing a valuation of its Public Warrants based on the price per warrant as of the most recent practicable date prior to the date of the proxy statement/prospectus/consent solicitation statement, assuming 100% of the Class A Stock held by Public Stockholders is redeemed. Further, the Company has disclosed that if its Class A Stock trades above the exercise price of $11.50 per warrant, the warrants are more likely to be exercised when they become exercisable, and that this will increase the risk of dilution to non-redeeming stockholders.

4.

Comment: We note your revision on page 167 that the deferred underwriting fee may represent up to approximately 5.25% of the value of the cash remaining in the Trust Account. Please revise here and your summary to disclose the maximum aggregate effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Mr. Christopher Dunham September 17, 2021 Page 4

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has included disclosure on page 178 and in its sensitivity analysis on pages 18, 19, 119, 120, 165 and 166 to reflect that that the deferred underwriting fee would represent 3.5%, 4.2%, 5.25% and 315.0% of the value of the cash remaining in the Trust Account assuming the no redemption scenario, the illustrative redemption scenario, the contractual maximum redemption scenario and the charter redemption limitation scenario, respectively.

Letter to Stockholders of Gores Metropoulos II, Inc., page i

5.

Comment: We note your revision in response to comment 3. Please revise to address the apparent discrepancy between your estimate of 217,666,300 shares of common stock to be issued in the business combination, excluding up to 14,500,000 Earn Out Shares that may be issued as contingent consideration, and your fee table which registers 243,768,315 shares of common stock. Please make corresponding revisions with respect to your special voting common stock. If you may issue more shares than you currently estimate, please also quantify the range of shares that you may issue and disclose the factors that will impact the number of shares ultimately issued.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the registration fee table to reflect, consistent with other disclosure in Amendment No. 2, that (a) the expected maximum number of shares of Post-Combination Company Common Stock to be issued in the Business Combination will be 232,160,300 shares (the sum of 217,660,300 shares of Common Stock to be issued in the Business Combination and 14,500,000 Earn Out Shares that may be issued as contingent consideration) and (b) the expected maximum number of shares of Post-Combination Company Special Voting Common Stock to be issued in the Business Combination will be 37,193,625 shares. The Company has also revised note 6 to the registration fee table on the cover page of the Form S-4 registration statement to specify that the amount of registration fee with respect to Common Stock reflects the Company’s prior payment of $262,892.79 in connection with the initial filing, as opposed to a lesser amount of registration fee of $250,374.09 implied by the updated proposed maximum aggregate offering price. The Company respectfully advises the Staff that, pursuant to Rule 457(a) promulgated under the Securities Act, the Company in its initial filing provided a bona fide estimate of the maximum offering price and the number of securities to be offered has not increased since the initial filing, and as such no additional filing fee should be required.

Mr. Christopher Dunham September 17, 2021 Page 5

Summary

The Business Combination

Consideration to Sonder Stockholders in the Business Combination, page 40

6.

Comment: We note your revision in response to comment 5. Please revise the “Value of Earn Out Shares” row in your table to reflect the aggregate value of these shares at the then applicable triggering event trading price. For example only, at Triggering Event IV it appears that the value of Earn Out Shares would be approximately $198.2 million, not approximately $161.9 million as currently disclosed. In this regard we note that multiple triggering events may be coincident, but that footnote (1) discloses that these values are instead calculated at each successive triggering price. Please similarly revise to disclose “Aggregate Company Stock Consideration” and “Aggregate Consideration” consistent with the then applicable Common Share Price.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 44, 45, 160 and 161 to reflect the aggregate value of the Earn Out Shares at the applicable triggering event trading price, and to make corresponding changes to present the Aggregate Company Stock Consideration and the Aggregate Consideration consistent with the then applicable Common Share Price.

Special Meeting of the Stockholders of the Company…

Redemption Rights, page 144

7.

Comment: We note your revisions that investors must identify the beneficial holder of the shares being redeemed. Please also either delete or revise the requirement that holders of Public Shares must “check the box on the enclosed proxy card marked ‘Stockholder Certification’ if you are not acting in concert or as a ‘group’ (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to Public Shares” in order to properly exercise their redemption rights. In this regard we note that your form of proxy card attached as Exhibit 99.1 does not appear to include such a Stockholder Certification. We also note that neither your initial public offering, nor your amended and restated certificate of incorporation at the time of such offering, appear to have required investors to certify they were not acting in concert or as a “group” in order to properly redeem their Public Shares.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 29 and 154 of Amendment No. 2 to remove the requirement that holders of Public Shares seeking to redeem such shares must check a certification box on the proxy card enclosed with the proxy statement/prospectus/consent solicitation statement.

The Business Combination

Certain Engagements in Connection with the Business Combination..., page 166

8.

Comment: We note your revision in response to comment 12. Please revise to quantify the transaction fee of 0.75% of the anticipated gross proceeds based on your estimated $200 million PIPE Investment. Please also revise to clarify if both Deutsche Bank and Citigroup would each individually be entitled to a $1.5 million fee in these circumstances, and/or each at least $1.2 million at a minimum, as it appears. Please separately disclose the aggregate coplacement agent fee for all four agents to avoid investor confusion.

Mr. Christopher Dunham September 17, 2021 Page 6

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has included disclosure on page 178 to clarify that the 0.75% fee to each of the four placement agents represents one-fourth of the 3% gross fee to the placement agents referred to in the proxy statement/prospectus/consent solicitation statement and that each placement agent is anticipated to receive a transaction fee equal to $1.2 million.

Certain Financial Projections Provided to Our Board

Non-GAAP Measures Used in the Financial Projections, page 177

9.

Comment: We note your response to our prior comment 14 and the revisions to your disclosures. Please clarify for us whether the measures of Adjusted Gross Profit (Loss), Adjusted Gross Margin, Property Level Costs, Property Level Profit (Loss) and Property Level Profit (Loss) Margin exclude projected costs classified as operations and support costs in the consolidated historical Sonder Holdings Inc. financial statements. To the extent operations and support costs have been excluded from these measures, please expand your disclosure to highlight the fact these costs have been excluded, their importance to the ongoing operations of your business, and the significance of these costs compared to projected revenue and profit measures.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Sonder has revised the disclosure on page 190 to clarify that the measures of Adjusted Gross Profit (Loss), Adjusted Gross Margin, Property Level Costs, Property Level Profit (Loss) and Property Level Profit (Loss) Margin exclude projected costs classified as operations and support costs in its consolidated historical financial statements. Sonder has also revised the disclosure to disclose the fact that certain costs included in operations and support costs are excluded from Property Level Costs:

Property Level Costs is defined as costs directly associated with each of Sonder’s buildings, expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies, (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. Certain costs included in operations and support costs in the consolidated historical financial statements are excluded from Property Level Costs, as these are corporate-level costs that are not directly associated with direct revenue generation, such as professional fees, compensation expense for employees, depreciation and amortization, and general costs related to the onboarding of new units such as design, central operations activities and fulfillment costs.

Property Level Costs, Property Level Profit (Loss) and Property Level Profit (Loss) Margin exclude certain costs included in operations and support costs in the consolidated historical financial statements, as these are corporate-level costs that are not directly associated with Sonder’s buildings nor are they representative of costs included in Property Level Profit (Loss) for other hospitality companies. These costs include professional fees, compensation expense for corporate employees, depreciation and amortization, and general costs related to the onboarding of new units such as design, central operations activities, and fulfillment costs. General costs related to the onboarding of new units are typically one time costs incurred at the time the units or buildings are being prepared to become Live Units, and are not directly tied to projected revenue and profit measures. As such, Sonder does not believe the inclusion of these costs would provide a meaningful presentation of the Property Level Profit (Loss) to investors.

Further, Sonder respectfully advises the Staff that it has removed Adjusted Gross Profit (Loss) and Adjusted Gross Margin concepts from Sonder’s historical financial statements.

Material Assumptions Underlying the Financial Projections, page 178

10.

Comment: Please expand your disclosure to provide more detail regarding each of the assumptions and your basis for such assumptions. In your revised disclosure, please consider providing the actual assumptions used to prepare your projections (e.g. number of live units, contracted units, RevPar).

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Sonder has expanded the disclosure on pages 191, 192, 193, 194, 195, 196, and 197 to discuss assumptions, note limitations and risk factors associated with the projections, and include additional information regarding the projections. In particular, the following information has been additionally disclosed:

•

2021-2025 Total Portfolio size projections (Total Portfolio consists of the number of Live Units and + Contracted Units), historical pace of unit signings, underlying methodology and justification for Sonder’s unit signing projections, and risk factors to Sonder’s achieving the unit signing projections.

Mr. Christopher Dunham September 17, 2021 Page 7

•	2021-2025 Bookable Nights projections and risk factors to Sonder’s achieving the Bookable Nights projections.

•	2021-2025 RevPAR projections, underlying methodology and justification for Sonder’s RevPAR projections, and risk factors to Sonder’s achieving the RevPAR projections.

•	2021-2025 Property Level Cost projections, and risk factors to Sonder’s achieving the Property Level Profit projections.

•	Projections of 2021-2025 Landlord Payments and risk factors to Sonder’s achieving the Landlord Payments projections.

•	Projections of 2021-2025 Other Operating Expense margins and underlying methodology and justification for Sonder’s achieving the projections for Other Operating Expense margins.

In addition, Sonder is providing additional disclosure that after the financial projections set forth in the tables on pages 188 and 189 were shared with the Board and Moelis, Sonder ceased using the Non-GAAP financial measures Adjusted Gross Profit (Loss) and Adjusted Gross Margin. In addition, Sonder changed its methodology for calculating the Non-GAAP financial measures for Property Level Profit (Loss) and Adjusted EBITDA. Accordingly, Sonder does not believe a comparison between these Non-GAAP financial measures for the three months ended March 31, 2021 and the three months and six months ended June 30, 2021 and the projections for these Non-GAAP financial measures for fiscal year 2021 to be meaningful.

Sonder Performance for 2021 As Compared to the Financial Projections, page 180

11.

Comment: We note your disclosure that annualized results for the quarters ended March 31, 2021 and June 30, 2021 have outperformed your financial projections. Please expand your disclosure to provide more context around this statement and elaborate on what portions of operations over or underperformed your financial projections. For instance, we note that annualized year over year revenue growth for 2021 has been approximately 30% compared to projected revenue growth of 50.6%. Additionally, please revise your disclosure to provide more information around how you have made this comparison given footnote 2 to your table on page 177 which seems to indicate that projections were prepared for three quarters of 2021 and not an entire year.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Sonder has revised the disclosure on pages 197 and 198 to provide additional context around Sonder’s 2021 actual performance as compared to the financial projections for 2021, which includes disclosure that (i) Sonder’s actual annualized Revenue for the quarter ended June 30, 2021, exceeds Sonder’s Revenue forecast for the year ended 2021, (ii) Sonder believes it will achieve or exceed its Revenue

Mr. Christopher Dunham September 17, 2021 Page 8

forecast for fiscal year 2021 because Sonder believes the recovery in travel spurred by the reopening of the economy and relaxation of COVID-related travel restrictions will continue and accelerate through the third and fourth quarters of 2021, (iii) Sonder believes annualizing for the three months ended March 31, 2021 and the six months ended June 30, 2021 would not be a meaningful comparison to the year end forecast as such annualization would not account for the growth in travel activity and RevPAR expected by Sonder in the third and fourth quarters of 2021, and (iv) Sonder’s actual growth in RevPAR and Total Portfolio units through the first six months ended June 30, 2021 support achievement of its year end forecast. In addition, Sonder has added additional disclosure noting that because Sonder changed its methodology for certain Non-GAAP measures in its forecasts, a comparison with actual Non-GAAP measures during the six months ended June 30, 2021, would not be meaningful.

The Staff is correct in noting that the second table of forecasts on page 189 (the “DCF Table”) excludes the first quarter financials, as noted in footnote 2 to the table. This second table shows the calculation of unlevered free cash flow used by Moelis & Company (“Moelis”), the Company’s financial advisor, in the preparation of its discounted cash flow valuation model for its fairness opinion. When Moelis prepared its fairness opinion dated April 29, 2021, the first quarter of 2021 was already complete. Because the discounted cash flow valuation model requires the input of future cash flows, Moelis did not use Sonder’s results from the first quarter of 2021, and accordingly such financial results were not included in the DCF Table. Sonder has revised footnote 2 to the DCF Table to provide this explanation.

Additionally, Sonder respectfully advises the Staff that the 50.6% revenue growth year over year for fiscal 2021 cited by the Staff from the DCF Table was based on the Sonder financials provided to Moelis for its fairness opinion, which were delivered prior to Sonder’s 2020 audit close. Subsequent to sharing the unaudited $114.8 million revenue for Sonder’s 2020 fiscal year, Sonder revised fiscal 2020 revenue upward in the audit to $115.7 million. Accordingly, Sonder’s revenue forecasted growth rate from 2020 to 2021 is 49.6%. Sonder has added a footnoted disclosure in the DCF Table on page 189 noting this.

In contrast, Sonder’s full year forecasts, which were provided by Sonder to the Company and Moelis, are shown in the first table of forecasts on page 188 (the “Sonder Full Year Forecasts”). The Sonder Full Year Forecasts are the forecasts intended to be referenced in the sections titled (i) “The Business Combination—Certain Financial Projections Provided to Our Board—Non-GAAP Measures Used in the Financial Projections,” (ii) “The Business Combination—Certain Financial Projections Provided to Our Board—Material Assumptions Underlying the Financial Projections,” and (iii) “The Business Combination—Sonder Performance for 2021 As Compared to the Financial Projections,” and Sonder has revised those sections to reference the Sonder Full Year Forecasts.

Mr. Christopher Dunham September 17, 2021 Page 9

Material U.S. Federal Income Tax Considerations of the Business Combination, page 192

12.

Comment: We note your revisions in response to comment 15 and reissue the comment. Please revise here and on page 61 to disclose the material federal income tax considerations for Public Stockholders that elect not to redeem their shares. In this regard we note that your disclosure on page 199 relates to U.S. Holders of Sonder Stock. Please also direct Sonder’s counsel to revise its opinion attached as Ex. 8.1 to opine on the specific tax issue on which counsel is opining, as a description of law is not sufficient, as well as to explain why it cannot give a “will” opinion and to describe the degree of uncertainty in the opinion. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has included additional disclosure on pages 65 and 211 of Amendment No. 2 to further reflect that Public Stockholders that elect not to redeem their shares will not have any U.S. federal income tax consequences as a result of the Mergers that effect the Business Combination.

Additionally, pursuant to the Staff’s request, Sonder’s counsel has revised its opinion attached as Ex. 8.1 and has revised the disclosure on page 218 that the Mergers, taken together as an integrated transaction, will constitute a single “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Sonder Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted Gross Profit (Loss) and Adjusted Gross Margin, page 312

13.

Comment: We note your response to prior comment 17 and continue to believe that your Landlord Payment adjustment results in presenting a non-GAAP measure that substitutes individually tailored recognition and measurement methods. Please revise your non-GAAP measure to remove this adjustment. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Staff’s comment is noted. In response to the Staff’s comment, Sonder has revised its non-GAAP measures of Adjusted EBITDA and Property Level Profit (Loss) to exclude the GAAP rent to Landlord Payments adjustment, as well as the FF&E allowance realized. Sonder is instead proposing to present these amounts separately below its non-GAAP measures without adding or subtracting such amounts from the measure to disclose the impact such amounts had on Sonder’s results, as shown in the tables below.

Sonder notes that this presentation is consistent with that of several other registrants who have included this type of non-GAAP disclosure, such as disclosures of tax adjustments and the change in deferred net revenue as supplemental disclosures under such registrants’ non-GAAP tables.

Mr. Christopher Dunham September 17, 2021 Page 10

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2021	2020	2020	2019
Net loss	$(73,949)	$(60,799)	$(152,490)	$(122,542)	$(250,316)	$(178,249)
Interest expense, net	12,522	1,669	16,349	3,176	6,402	1,133
Provision for income taxes	70	3	93	3	323	0
Deprecation and amortization	4,213	4,206	8,332	8,358	16,969	11,167

EBITDA	$(57,144)	$(54,921)	$(127,716)	$(111,005)	$(226,622)	$(165,949)

Stock-based compensation	2,448	1,742	16,601	4,809	7,223	3,380
Other expense (income), net	(3,577)	4,862	65	(6,131)	(231)	6,013
COVID-19 related offboardings	0	3.507	0	3,507	9,875	0

Adjusted EBITDA	$(58,273)	$(44,810)	$(111,050)	$(108,820)	$(209,755)	$(156,556)

GAAP rent to Landlord Payments adjustment	$3,188	$3,765	$6,999	5,032	$4,916	$19,177
FF&E allowance realized (1)	$475	$—	1,006	$—	$—	$—

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2021	2020	2020	2019
Revenue	$47,269	$18,841	$78,827	$60,722	$115,678	$142,910
Cost of revenue	43,745	28,387	82 950	75,313	136,995	124,866
Property Level Costs	16,360	7,389	27,873	21,812	41,261	33,666

Property Level Profit (Loss)	$(12,836)	$(16,935)	$(31,996)	$(36,403)	$(62,578)	$(15,622)

Property Level/ Profit (Loss) Margin	-27.2%	-89.9%	-40.6%	-60.0%	-54.1%	-10.9%
GAAP rent to Landlord Payments adjustment	$3,188	$3,765	$6,999	$5.032	$4,916	$19,177
GAAP rent to Landlord Payments adjustment margin	6.7%	20.0%	8.9%	8.3%	4.2%	13.4%

14.

Comment: We note your response to prior comment 18. It appears that costs related to guest-facing functions and variable expenses associated with guest units would be direct costs necessary to generate revenue. Please clarify why you believe it is appropriate to exclude such costs from your calculation of gross profit.

Response: The Staff’s comment is noted. Sonder respectfully advises the Staff that its goal is to revolutionize hospitality through technology and design to build the operating system for hospitality. As such, Sonder views itself as a technology-enabled hospitality company, where its investments in technology, including both guest facing as well as back end operational infrastructure, allow it to generate operating leverage as it scales its platform. Sonder believes that the presentation of the statement of operations similar to other technology companies is the most meaningful presentation for investors and is consistent with how it manages its business internally.

Sonder further advises the Staff that it believes that the presentation of Property Level Profit (Loss) is meaningful to investors, as it allows them to view Sonder’s results consistent with how management views Sonder’s performance. In response to the Staff’s comment, Sonder has removed the GAAP rent to Landlord Payments adjustment from the calculation of Adjusted Gross Profit (Loss) and has removed the Adjusted Gross Profit (Loss) figure as well as the GAAP Gross Profit (Loss) figure, as presented in the table below. Sonder respectfully advises the Staff that it believes this presentation is more clear and consistent with the presentation of other hospitality companies.

Mr. Christopher Dunham September 17, 2021 Page 11

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2021	2020	2020	2019
Revenue	$47,269	$18,841	$78,827	$60,722	$115,678	$142,910
Cost of revenue	43,745	28,387	82,950	75,313	136,995	124,866
Property Level Costs	16,360	7,389	27,873	21,812	41,261	33,666

Property Level Profit (Loss)	$(12,836)	$(16,935)	$(31,996)	$(36,403)	$(62,578)	$(15,622)

Property Level Profit (Loss) Margin	-27.2%	-89.9%	-40.6%	-60.0%	-54.1%	-10.9%
GAAP rent to Landlord Payments adjustment	$3,188	$3,765	$6,999	$5,032	$4,916	$19,177
GAAP rent to Landlord Payments adjustment margin	6.7%	20.0%	8.9%	8.3%	4.2%	13.4%

Description of Securities

Warrants

Public Warrants, page 353

15.

Comment: We note your revisions in response to comment 1. We also note that you can redeem the public warrants when the shares of Class A Stock are trading at a price starting at $10.00. Please revise to highlight the material risks to public warrant holders of your ability to redeem public warrants for Class A stock if the last reported sale price equals or exceeds $10.00 per share and clarify whether recent common stock trading prices exceed this threshold. Please further revise your discussion on the interest of certain persons in the business combination, including on pages 55 and 181, to address the differences between private and public warrants and the material risks therefrom. In this regard we note that your private warrants are not redeemable and may be exercised on a “cashless basis,” whereas public warrants are redeemable and may only be exercised on a cashless basis if you call the public warrants for redemption and require any holder to exercise its public warrants on a “cashless basis.”

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 130 and 131 with respect to the Company’s ability to redeem Public Warrants for Class A Stock if the last reported sale price equals or exceeds $10.00 per share. This disclosure clarifies that recent Class A Stock trading prices have not exceeded this threshold and that Class A Stock last traded above $10.00 per share in April of 2021.

In addition, pursuant to the Staff’s request, the Company has revised the disclosure on pages 24, 25, 60, 112, 132, 150, 199 and 277 of Amendment No. 2 to explain in the sections of Amendment No. 2 describing the interests of certain persons in the Business Combination, consistent with other disclosure in Amendment No. 2, that the Private Placement Warrants are identical to the Public Warrants sold as part of the Public Units issued in the Company IPO except that, so long as the Private Placement Warrants are held by the Sponsor or its permitted transferees:

Mr. Christopher Dunham September 17, 2021 Page 12

(i) they will not be redeemable by the Company (except as set forth under “Description of Securities—Warrants—Public Warrants—Redemption of Public Warrants for Cash” and “—Redemption of Public Warrants for Class A Stock”); (ii) they (including the Class A Stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of an initial business combination; (iii) they may be exercised by the holders on a cashless basis; and (iv) they are subject to registration rights. In addition, this additional disclosure includes a cross reference to the sections of Amendment No. 2 that explain in detail the characteristics of the Private Placement Warrants and Public Warrants, including those that may result in potential risks to the holders of such Private Placement Warrants and Public Warrants.

Exhibits

16.

Comment: The consent of Deloitte & Touche LLP filed as Exhibit 23.2 references their report dated August 19, 2021, relating to the financial statements of Sonder Holdings Inc. However, their report relating to the financial statements of Sonder Holdings Inc., appearing on page F-63 is dated July 6, 2021. Please obtain and file an updated consent from Deloitte & Touche LLP to correct for this discrepancy.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Deloitte & Touche has revised its consent, filed as Exhibit 23.2, to reference the correct date of the report, July 6, 2021.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail

Andrew McBride

Kyle C. Krpata, Esq.

Mark B. Baudler, Esq.

Andrew D. Hoffman, Esq.

Christina L. Poulsen, Esq.

Jonathan Chan, Esq.